                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. 2)/1/

                         DELCO REMY INTERNATIONAL, INC.
                                (Name of Issuer)

                     CLASS A COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                  246626-10-5
                                 (CUSIP Number)

                               MICHAEL A. DELANEY
                                 VICE PRESIDENT
                          COURT SQUARE CAPITAL LIMITED
                                399 PARK AVENUE
                            NEW YORK, NEW YORK 10043
                                 (212) 559-1000

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a Copy to:

                               CRAIG L. GODSHALL
                                    DECHERT
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                       PHILADELPHIA, PENNSYLVANIA  19103
                                 (215) 994-4000

                               December 22, 2000
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

---------------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                 SCHEDULE 13D
CUSIP NO. 246626-10-5                                          Page 2 of 6 Pages
------------------------------------------------------------------------------

 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        COURT SQUARE CAPITAL LIMITED
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

        WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER
                             0
      SHARES       -----------------------------------------------------------

   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY                8,160,038**
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING                0

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                             8,160,038**
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,160,038**
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       45%**
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

       CO
------------------------------------------------------------------------------
        *   (See Instructions)
        ** Includes 3,025,391 shares of Class A Common Stock sold by an affiliate of Masco Tech, Inc. to Court Square Capital Limited ("Court Square") pursuant to a Stock Purchase Agreement, dated as of August 1, 2000, as amended, between Masco Tech, Inc. and Citicorp Venture Capital, Ltd. ("CVC") and 3,607,343 shares of Class A Common Stock sold by CVC to Court Square pursuant to a Stock Purchase Agreement, dated as of November 28, 2000, by and between CVC and Court Square. Includes 1,527,304 shares of Class A Common Stock held by affiliates of Court Square for which shares Court Square disclaims beneficial ownership. Excludes 6,278,055 shares of Class B Common Stock, all or a portion of which may be converted into Class A Common Stock and 1,680,038 shares of Class A Common Stock which may be acquired upon exercise of a warrant held by an affiliate of CVC.

                                 SCHEDULE 13D
CUSIP NO. 246626-10-5                                          Page 3 of 6 Pages
------------------------------------------------------------------------------

 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        CITICORP BANKING CORPORATION
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

        NOT APPLICABLE
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                             0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY                8,160,038**
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                             0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                             8,160,038**
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,160,038**
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
       [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        45%**
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

        HC
------------------------------------------------------------------------------
        *   (See Instructions)
        ** Includes 3,025,391 shares of Class A Common Stock sold by an affiliate of Masco Tech, Inc. to Court Square Capital Limited ("Court Square") pursuant to a Stock Purchase Agreement, dated as of August 1, 2000, as amended, between Masco Tech, Inc. and Citicorp Venture Capital, Ltd. ("CVC") and 3,607,343 shares of Class A Common Stock sold by CVC to Court Square pursuant to a Stock Purchase Agreement, dated as of November 28, 2000, by and between CVC and Court Square. Includes 1,527,304 shares of Class A Common Stock held by affiliates of Court Square for which shares Court Square disclaims beneficial ownership. Excludes 6,278,055 shares of Class B Common Stock, all or a portion of which may be converted into Class A Common Stock and 1,680,038 shares of Class A Common Stock which may be acquired upon exercise of a warrant held by an affiliate of CVC.

                                 SCHEDULE 13D
CUSIP NO. 246626-10-5                                          Page 4 of 6 Pages
------------------------------------------------------------------------------

 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        CITICORP
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

        NOT APPLICABLE
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                             0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY                8,160,038**
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                             0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                             8,160,038**
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,160,038**
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        45%**
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

        HC
------------------------------------------------------------------------------
        *   (See Instructions)
        ** Includes 3,025,391 shares of Class A Common Stock sold by an affiliate of Masco Tech, Inc. to Court Square Capital Limited ("Court Square") pursuant to a Stock Purchase Agreement, dated as of August 1, 2000, as amended, between Masco Tech, Inc. and Citicorp Venture Capital, Ltd. ("CVC") and 3,607,343 shares of Class A Common Stock sold by CVC to Court Square pursuant to a Stock Purchase Agreement, dated as of November 28, 2000, by and between CVC and Court Square. Includes 1,527,304 shares of Class A Common Stock held by affiliates of Court Square for which shares Court Square disclaims beneficial ownership. Excludes 6,278,055 shares of Class B Common Stock, all or a portion of which may be converted into Class A Common Stock and 1,680,038 shares of Class A Common Stock which may be acquired upon exercise of a warrant held by an affiliate of CVC.

                                 SCHEDULE 13D
CUSIP NO. 246626-10-5                                          Page 5 of 6 Pages
------------------------------------------------------------------------------

 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        CITIGROUP HOLDINGS COMPANY
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

 ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

        NOT APPLICABLE
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                            0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY               8,160,038**
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                            0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                            8,160,038**
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,160,038**
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
       [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        45%**
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

        HC
------------------------------------------------------------------------------
        *   (See Instructions)
        ** Includes 3,025,391 shares of Class A Common Stock sold by an affiliate of Masco Tech, Inc. to Court Square Capital Limited ("Court Square") pursuant to a Stock Purchase Agreement, dated as of August 1, 2000, as amended, between Masco Tech, Inc. and Citicorp Venture Capital, Ltd. ("CVC") and 3,607,343 shares of Class A Common Stock sold by CVC to Court Square pursuant to a Stock Purchase Agreement, dated as of November 28, 2000, by and between CVC and Court Square. Includes 1,527,304 shares of Class A Common Stock held by affiliates of Court Square for which shares Court Square disclaims beneficial ownership. Excludes 6,278,055 shares of Class B Common Stock, all or a portion of which may be converted into Class A Common Stock and 1,680,038 shares of Class A Common Stock which may be acquired upon exercise of a warrant held by an affiliate of CVC.

                                 SCHEDULE 13D
CUSIP NO. 246626-10-5                                          Page 6 of 6 Pages
------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        CITIGROUP INC.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

        NOT APPLICABLE
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                             0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY                8,183,615**
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                             0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                             8,183,615**
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,183,615**
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        45.2%**
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

        HC
------------------------------------------------------------------------------
        ** Includes 3,025,391 shares of Class A Common Stock sold by an affiliate of Masco Tech, Inc. to Court Square Capital Limited ("Court Square") pursuant to a Stock Purchase Agreement, dated as of August 1, 2000, as amended, between Masco Tech, Inc. and Citicorp Venture Capital, Ltd. ("CVC") and 3,607,343 shares of Class A Common Stock sold by CVC to Court Square pursuant to a Stock Purchase Agreement, dated as of November 28, 2000, by and between CVC and Court Square. Includes 1,527,304 shares of Class A Common Stock held by affiliates of Court Square for which shares Court Square disclaims beneficial ownership. Excludes 6,278,055 shares of Class B Common Stock, all or a portion of which may be converted into Class A Common Stock and 1,680,038 shares of Class A Common Stock which may be acquired upon exercise of a warrant held by an affiliate of CVC.

                                  SCHEDULE 13D

     This Amendment No. 2 relates to a Schedule 13D filed on August 10, 2000 (the "Schedule 13D") and Amendment No. 1 to the Schedule 13D filed on December 5, 2000 ("Amendment No. 1"), which relates to the purchase of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of Delco Remy, Inc., a Delaware corporation (the "Company"). Information in the original
Schedule 13D and Amendment No. 1 remains in effect except to the extent that it is superseded by the information contained in this Amendment No. 2. Information given in response to each item shall be deemed incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 2 shall have the respective meanings ascribed to them in the Schedule 13D and Amendment No. 1. Item 4 of the Schedule 13D and Amendment No. 1 is hereby amended and restated to read in its entirety as follows and Items 2 and 3 of the
Schedule 13D and Amendment No. 1 are hereby amended and supplemented as follows:

ITEM 2.    IDENTITY AND BACKGROUND.

The response set forth in Item 2 of Schedule 13D is hereby amended and supplemented by the following information:

          (a) This Amendment No. 2 to the Schedule 13D is being filed by each of the following persons pursuant to Rule 13(d)-(2)(a) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities and Exchange Act of 1934 (the "Act"): (i) Court Square Capital Limited, a Delaware corporation ("Court Square"), by virtue of its direct beneficial ownership of Class A Common Stock, (ii) Citicorp Banking Corporation, a Delaware corporation ("Citicorp Banking"), by virtue of its ownership of all of the outstanding common stock of Court Square, (iii) Citicorp, a Delaware corporation ("Citicorp"), by virtue of its ownership of all of the outstanding common stock of Citicorp Banking, (iv) Citicorp Holdings Company, a Delaware corporation ("Citigroup Holdings"), by virtue of its ownership of all of the outstanding common stock of Citicorp, and (v) Citigroup Inc., a Delaware corporation ("Citigroup"), by virtue of its ownership of all the outstanding common stock of Citigroup Holdings (collectively, the "Reporting Persons").

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The response set forth in Item 3 of Schedule 13D is hereby amended and supplemented by the following information:

          On December 22, 2000, Court Square announced that it would make a cash bid for all of the Company's issued and outstanding shares of Class A Common Stock and Class B Common Stock, par value $0.01 per share (the "Class B Common Stock" and collectively, the "Common Stock") at a price of $8 per share.

          The total amount of funds required for Court Square to purchase all of the outstanding shares of Common Stock (the "Offer") and to pay fees and expenses related thereto is estimated to be approximately $106,000,000. Court Square plans to obtain all funds needed for the Offer through available internal funds.

ITEM 4.    PURPOSE OF TRANSACTION.

          The purpose of the Offer is to increase Court Square's equity interest in the Company.

          The timing of the consummation of the Offer will depend on a variety of factors and legal requirements, the actions of the Board of Directors of the Company, the number of shares of Common Stock (if any) acquired by Court Square pursuant to the Offer, and whether the conditions to the Offer have been satisfied or waived. The Offer is subject to customary conditions, including regulatory approvals and the absence of any material change in the business of the Company.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

(1)  Filing Agreement dated January 2, 2001, Re: Joint Filing of Schedule 13D.

(2)  Letter dated December 22, 2000 from Court Square to the Company.

                                   SIGNATURES

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf of each of the reporting persons herein.

Dated:  January 2, 2001

                              COURT SQUARE CAPITAL LIMITED

                              By:   /s/ Charles E. Corpening
                                 ---------------------------
                              Name: Charles E. Corpening
                              Title:  Vice President


                              CITICORP BANKING CORPORATION

                              By:   /s/ William Wolf
                                 ---------------------------
                              Name:  William Wolf
                              Title:  Senior Vice President


                              CITICORP

                              By:   /s/ Joseph B. Wollard
                                 --------------------------
                              Name:  Joseph B. Wollard
                              Title:  Assistant Secretary


                              CITIGROUP HOLDINGS COMPANY

                              By:   /s/ Joseph B. Wollard
                                 --------------------------
                              Name:  Joseph B. Wollard
                              Title:  Assistant Secretary


                              CITIGROUP INC.

                              By:   /s/ Joseph B. Wollard
                                 --------------------------
                              Name:  Joseph B. Wollard
                              Title:  Assistant Secretary

                                 EXHIBIT INDEX


No.  Description
---  -----------

(1)  Filing Agreement dated January 2, 2001, Re: Joint Filing of Schedule 13D.

(2)  Letter dated December 22, 2000 from Court Square to the Company.